August 17, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Plains Energy Incorporated
Registration Statement on Form S-4
File No. 333-212513

Ladies and Gentlemen:

Great Plains Energy Incorporated, a Missouri corporation (the “Company”), hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, that the effective date of the Company’s registration statement on Form S-4 (File No. 333-212513) be accelerated by the Securities and Exchange Commission (the “Commission”) to 2:00 p.m., Eastern Time, on August 19, 2016, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Troy L. Harder of Bracewell LLP, the Company’s counsel, at (713) 221-1456 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Great Plains Energy Incorporated

By:	/s/ Kevin E. Bryant
	Name:	Kevin E. Bryant
	Title:	Senior Vice President - Finance and Strategy and Chief Financial Officer

[Signature Page To Acceleration Request Letter]